Exhibit 99.6

Stellantis and TotalEnergies welcome Mercedes-Benz as a new

partner of Automotive Cells Company (ACC) and raise its capacity plan to at least 120 GWh by 2030

•	Mercedes-Benz becomes an equal shareholder of ACC along with Stellantis and TotalEnergies, each with 1/3 equity stake.
•	Mercedes-Benz to provide technology and production know-how to Automotive Cells Company (ACC).
•	The partners will accelerate ACC’s development with an objective of at least 120 GWh of cell capacity by 2030.

Paris, 24 September 2021 – Stellantis, TotalEnergies and Mercedes-Benz have entered into agreements to welcome Mercedes-Benz as a new partner of Automotive Cells Company (ACC). The transaction is subject to agreement on definitive documentation and customary closing conditions, including regulatory approvals. Following its entry, the partners commit to increase ACC’s industrial capacity to at least 120 GWh by 2030.

ACC results from the initiative taken in 2020 by Stellantis and TotalEnergies, together with its affiliate Saft, and supported by the French, German and European authorities, to create a European battery champion for electric vehicles. The entry of Mercedes-Benz in ACC is a clear demonstration of its industrial progress and of the merits of the project, which it will strengthen.

ACC’s objective is to develop and produce battery cells and modules for electric vehicles with a focus on safety, performance and competitiveness, while ensuring the highest level of quality and the lowest carbon footprint. The updated ACC capacity plan will mobilize an investment of more than seven billion euros, which will be supported by subsidies and financed by equity and debt. The creation of this European battery champion will support Europe to address the challenges of the energy transition in mobility, ensure its security of supply of a key component for the electric car industry.

ACC will be supported by a winning trio of partners that combine:

•	A deep technological expertise in battery development with Saft, the affiliate of TotalEnergies, which has more than 100 years of experience in the field of long-life batteries and battery systems.
•	A leading global mobility player with Stellantis that has a clear mission to provide cutting-edge technology to ensure freedom of movement for all through distinctive, appealing, affordable and sustainable mobility solutions.
•	The research and development expertise of Mercedes-Benz, along with its support to the expansion of ACC’s production facilities based on the brand’s benchmark quality standards.

"Mercedes-Benz pursues a very ambitious transformation plan and this investment marks a strategic milestone on our path to CO2 neutrality. Together with ACC, we will develop and efficiently produce battery cells and modules in Europe – tailor-made to the specific Mercedes-Benz requirements,” says Ola Källenius, CEO of Daimler AG and Mercedes-Benz AG. “This new partnership allows us to secure supply, to take advantage of economies of scale, and to provide our customers with superior battery technology. On top of that, we can help to ensure that Europe remains at the heart of the auto industry – even in an electric era. With Mercedes-Benz as a new partner, ACC aims to more than double capacity at its European sites to support Europe's industrial competitiveness in the design and manufacturing of battery cells.”

“We welcome Mercedes-Benz as a strategic partner who shares our ambition to accelerate ACC’s leadership,” said Stellantis CEO Carlos Tavares. “Stellantis' electrification strategy is running full-speed ahead, and today’s announcement is the next step in our plan to be the automotive frontrunner, with all 14 brands committed to offering best-in-class fully electrified solutions that meet demands of customers. This consortium leverages our shared technical expertise and manufacturing synergies, and continues to ensure that Stellantis leads the way the world moves in the most efficient, affordable and sustainable way.”

“We are delighted to welcome Mercedes-Benz as a new partner of ACC. This demonstrates the credibility of our initiative taken a year ago with Stellantis and will clearly support our ambition to create a European battery champion. Together, we are bringing all our skills to contribute to the sustainable development of mobility. This new step is another demonstration of TotalEnergies transformation into a broad energy company and of our willingness to extend our footprint in electric mobility. TotalEnergies will draw on the recognized expertise of its subsidiary Saft in batteries and on the industrial know-how of our partners to meet the strong growth of electric vehicles in Europe” said Patrick Pouyanné, TotalEnergies' Chairman and CEO.

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About ACC

Automotive Cells Company (ACC) was founded in August 2020 and to date combines the expertise of three major companies with complementary skills and experience. ACC's ambition is to become the European market leader for car batteries that allow clean and efficient mobility for all. The R&D Center and testing facilities in Nouvelle-Aquitaine are just the beginning.

About Mercedes-Benz
Mercedes-Benz AG is responsible for the global business of Mercedes-Benz Cars and Mercedes-Benz Vans, with over 170,000 employees worldwide. The company focuses on the development, production and sales of passenger cars, vans and vehicle-related services. Furthermore, the company aspires to be the leader in the fields of electric mobility and vehicle software. Mercedes-Benz AG is one of the world's largest manufacturers of luxury passenger cars. In its two business segments, Mercedes-Benz AG is continually expanding its worldwide production network with around 35 production sites on four continents, while gearing itself to meet the requirements of electric mobility. At the same time, the company is constructing and extending its global battery production network on three continents.

About Saft

Saft specializes in advanced technology battery solutions for industry, from the design and development to the production, customization and service provision. For more than 100 years, Saft’s longer-lasting batteries and systems have provided critical safety applications, back-up power and propulsion for our customers. Our innovative, safe and reliable technology delivers high performance on land, at sea, in the air and in space. Saft is powering industry and smarter cities, while providing critical back-up functionality in remote and harsh environments from the Arctic Circle to the Sahara Desert. Saft is a wholly owned subsidiary of TotalEnergies, a broad energy group that produces and markets fuels, natural gas and electricity.

We energize the world. www.saftbatteries.com

About Stellantis

Stellantis is one of the world’s leading automakers and a mobility provider, guided by a clear vision: to offer freedom of movement with distinctive, affordable and reliable mobility solutions. In addition to the Company’s rich heritage and broad geographic presence, its greatest strengths lie in its sustainable performance, depth of experience and the wide-ranging talents of employees working around the globe. Stellantis will leverage its broad and iconic brand portfolio, which was founded by visionaries who infused the marques with passion and a competitive spirit that speaks to employees and customers alike. Stellantis aspires to become the greatest, not the biggest, while creating added value for all stakeholders, as well as the communities in which it operates.

About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

ACC contact:

Matthieu Hubert: +33 (0) 6 88 05 16 26, matthieu.hubert@acc-emotion.com

Mercedes-Benz contacts:

Aline Meiser: +49 (0) 176 30 900 064, aline.meiser@daimler.com

Heike Rombach: +49 (0) 176 30 922 505, heike.rombach@daimler.com

Saft:
Elma Peters: +33 (0) 7 63 46 06 47; elma.peters@saftbatteries.com

Stellantis contacts:

Pierre-Olivier Salmon: +33 6 76 86 45 48, pierreolivier.salmon@stellantis.com

Valerie Gillot: +33 6 83 92 92 96, valerie.gillot@stellantis.com

TotalEnergies contacts:

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. The terms “Company” or “TotalEnergies company” refer collectively to the company TotalEnergies SE and the companies it controls directly or indirectly. Such terms are used solely for the sake of convenience for purposes of the present communication. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.